

12060125

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-26155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2011 (MM/DD/YY) **AND ENDING** MARCH 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

THOMAS P. REYNOLDS ~~LTD.~~ Securities Ltd.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 JERICHO TURNPIKE SUITE 304
(No. and Street)

JERICHO (City) NEW YORK (state) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNON BRENNAN (212) 742-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] **Certified Public Accountant**
[ ] **Public Accountant**
[ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

5/31/12

OATH OR AFFIRMATION

I Kennon Brennen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds LTD as of March 31 20 12 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Managing Partner
Title

Notary Public

SUSAN WILLSON
Notary Public - State of New York
NO. 01WI6163506
Qualified in Nassau County
My Commission Expires 3-26-15

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2012

THOMAS P. REYNOLDS SECURITIES Ltd.

FINANCIAL HIGHLIGHTS
March 31, 2012

NET LOSS	$	(15,736)
NET WORTH		195,193
CASH AND CASH EQUIVALENTS		52,987
CURRENT RATIO	9.58 to 1	

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To: The Stockholders
Thomas P. Reynolds Securities Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities Ltd. as of March 31, 2012, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities Ltd. as of March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 22, 2012

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF FINANCIAL CONDITION
March 31, 2012

ASSETS

Current Assets	
Cash and cash equivalents	$ 52,987
Commissions and fees receivable	13,412
Total Current Assets	66,399
Office Equipment	
Computer equipment	11,895
	11,895
Less: Accumulated depreciation	(10,770)
	1,125
Other Assets	
Goodwill	186,180
Total Assets	$ 253,704

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 6,925
Note payable - current	10,003
Corporate tax payable	1,586
Total Current Liabilities	18,514
Long-term Liabilities	
Note payable	39,997
Total Liabilities	58,511
Stockholders' Equity	
Common stock, no par, 200 shares, authorized and issued	100,000
Paid in Capital	10,000
Retained earnings	85,193
	195,193
Total Liabilities and Stockholders' Equity	$ 253,704

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2012

REVENUES		
Commission income, net of rebates	$	287,212
12-b-1 Fees		1,276
Interest income		
		288,488
OPERATING EXPENSES		
Salaries and Wages		30,696
Payroll taxes and benefits		10,016
Rent and utilities		21,550
Clearing fees		18,504
Trades & tickets		99,568
Commission expense		40,851
Office expense		43,194
Bank charges		1,971
Professional fees		13,835
Insurance		2,613
Dues and subscriptions		5,397
Regulatory fees		4,232
Travel		9,669
Professional development		149
Depreciation expense		1,789
		304,034
Loss From Operations		(15,546)
Corporate income tax		(190)
Net Loss		(15,736)
Retained Earnings - April 1, 2011		100,929
Retained Earnings - March 31, 2012	$	85,193

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended March 31, 2012

Subordinated Liabilities at April 1, 2011	$ -
Increases	-
Decreases	-
Subordinated Liabilities at March 31, 2012	$ -

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2012

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2011	200	$ 100,000	$ -	$ 100,929	$ 200,929
Current year activity	-	-	10,000	-	10,000
Net Loss	-	-	-	(15,736)	(15,736)
Balance at March 31, 2012	200	$ 100,000	$ 10,000	$ 85,193	$ 195,193

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES Ltd.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (15,736)
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Depreciation	1,789
(Increase) Decrease in:	
Receivables	(7,943)
Prepaid expense	1,431
Corporate tax refund	242
Increase (Decrease) in:	
Accounts payable and accrued expenses	(612)
Taxes payable	(1,788)
Net cash used by operating activities	(22,617)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Proceeds from capital contribution	10,000
Proceeds from note payable	50,000
Net cash provided by financing activities	60,000
Net decrease in cash	37,383
Cash and cash equivalents at Beginning of Year	15,604
Cash and cash equivalents at End of Year	$ 52,987
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES Ltd.
Notes to Financial Statements
Year Ended March 31, 2012

1 Nature of Business Operations

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms. The Company holds no customer funds or securities and has not participated in the underwriting of Securities. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - (FINRA).

2 Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2012.

(d) Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Management has evaluated accounts receivable at March 31, 2012 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company earns commissions from executing customer transactions in securities. Commissions as well as other fees and related clearing expenses are recorded on a settlement-date basis as securities transactions occur generally the third business day following the transaction date.

(f) Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended March 31, 2012 management has determined that there are no material uncertain income tax positions and there are no open tax years prior to 2007.

(g) Property and Equipment

Office equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

(h) *Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 9 Fair Value"

(i) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

3 Liabilities Subordinated to Claims of General Creditors

On March 19, 2012 the Company entered into a subordinated loan agreement in the amount of $50,000. The agreement has been executed by the parties but as of May 22, 2012 it has not been approved by FINRA. The note is dated March 19 2012 and is payable over five years and bears interest at the rate of 4%.

4 Lease

The Company has entered into a sublease agreement with Reynolds Consulting Services LLC whereby Reynolds Consulting Services will assume 75% of all rent , taxes and other charges by the Landlord and Thomas P. Reynolds Securities will assume the remaining 25%.

Rental expense for the year ended March 31, 2012 was $21,550.

5 Concentrations

The Company's revenues are derived entirely from trading in securities.

6 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2012, the Company had net capital of $7,888, which was $2,888 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 7.4177 to 1.

7 Asset Purchase Agreement

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd. Under the Agreement the purchase price ($5,000,000) is to be paid over a period of 15 years and is based on quarterly gross revenues.

8 Goodwill

Goodwill recorded by the Company has not been amortized and will be evaluated on an annual basis, or sooner if deemed necessary, in connection with other long lived assets, for potential impairment. Other acquisition costs have been expensed as incurred.

9 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. Goodwill is classified as a level 3 Imput because there is no market activity for the asset.

Goodwill	
Beginning Value	$ 186,180.
Current Year Additions	-
Ending value	$ 186,180.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2012 the Company was not in violation of this requirement.

11 Related Party Transactions

During the year the Company paid commissions / consulting fees in the amount of $44,751. to the shareholders' of the Company.

12 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2012 the Company was in compliance with this program.

13 Subsequent Events

Events have been evaluated through the date of May 22, 2012 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

To: The Stockholders
Thomas P. Reynolds Securities Ltd.

In planning and performing my audit of the financial statements of Thomas P. Reynolds Securities Ltd. (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 22, 2012

THOMAS P. REYNOLDS SECURITIES Ltd.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities Ltd. clears on a fully disclosed basis, and possession and control is handled through JP Morgan Chase & Co / JP Morgan Clearing Corp.

THOMAS P. REYNOLDS SECURITIES Ltd.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2012
Schedule I

NET CAPITAL

Common stock	$	100,000
Additional Paid-In Capital		10,000
Retained earnings		85,193
Total Credits		195,193

Debits

Receivables to non-customers		-
Equipment less accumulated depreciation		1,125
Goodwill		186,180
Total Debits		187,305
NET CAPITAL	$	7,888

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		3,897
Minimum capital requirement		5,000
Net capital in excess of requirements	$	2,888

Ratio of Aggregate Indebtedness to Net Capital: 7.4177 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2012)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	14,982
Net Capital, per above		7,888
Difference	$	7,094

THOMAS P. REYNOLDS SECURITIES Ltd.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2012
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	6,925
Note payable		50,000
Corporate income tax payable		1,586
Total Aggregate Indebtedness	$	58,511

THOMAS P. REYNOLDS SECURITIES Ltd.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

THOMAS P. REYNOLDS SECURITIES Ltd.

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended March 31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Thomas P. Reynolds Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Thomas P. Reynolds Securities Ltd compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Thomas P. Reynolds Securities Ltd. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 22, 2012

THOMAS P. REYNOLDS SECURITIES Ltd.
SIPC Transitional Assessment Reconcilaition
March 31, 2012

General Assessment Calculation

Total Revenue	$ 288,488
Rate	0.0025
General Assessment Due	721
Less Payments: SIPC 6	(415)
Plus: Interest	
Remaining Assessment Due	306
Paid with SIPC 7	(306)
Balance Due	$ -

See Independent Accountants Report.